UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Just Energy Group Inc.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

48213W408

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W408	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,872,207
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,872,207
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,872,207
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%(1)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The number of shares outstanding for purposes of this percentage calculation assumes 47,987,581 outstanding Common Shares of the Issuer as of September 28, 2020, as provided by the Issuer to the Reporting Person.

CUSIP No. 48213W408	Page 3 of 6 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common shares, no par value per share (the “Common Shares”), of Just Energy Group Inc., a Canada Business Corporations Act (“CBCA”) corporation (the “Issuer”), the principal executive offices of which are located at 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1, Canada.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Pacific Investment Management Company LLC, a Delaware limited liability company (“PIMCO”).

The address of the principal business office of PIMCO is 650 Newport Center Drive, Newport Beach, California 92660.

Each of OC II LVS XIV LP, a Delaware limited partnership (“OC II”), and LVS III SPE XV LP, a Delaware limited partnership (“LVS III”), was formed solely for the purpose of investment holding. OC II, LVS III, and certain other private investment vehicles managed by PIMCO (collectively, the “PIMCO Entities”) acquired the Common Shares from the Issuer in connection with the Recapitalization (see Item 3 below).

OC II GP I LLC, a Delaware limited liability company (“OC II GP”), is the sole general partner of OC II. OC II Holdco US LP, a Delaware limited partnership (“OC II Holdco”), is the sole managing member of OC II GP. OC II and OC II Holdco are direct or indirect wholly-owned subsidiaries of a pooled investment fund that invests (among other things) in operating companies. PIMCO GP XV LLC, a Delaware limited liability company (“PIMCO GP OC II”), is the sole general partner of OC II Holdco.

LVS III GP LLC, a Delaware limited liability company (“LVS III GP”), is the sole general partner of LVS III. LVS III Holding LP, a Delaware limited partnership (“LVS”), is the sole managing member of LVS III GP. LVS III and LVS are direct or indirect wholly-owned subsidiaries of a pooled investment fund that invests (among other things) in operating companies. PIMCO GP XVII LLC, a Delaware limited liability company (“PIMCO GP LVS”), is the sole general partner of LVS.

PIMCO is the sole managing member of each of PIMCO GP OC II and PIMCO GP LVS, retains a pecuniary interest therein, and has the power to make voting and investment decisions regarding the securities of the Issuer held by the PIMCO Entities. PIMCO is an indirect subsidiary of Allianz SE, a publicly held company in Germany. The principal business of PIMCO is global investment management services for a wide range of investors.

On December 1, 2016, PIMCO entered into a settlement agreement with the SEC relating to disclosures in connection with the PIMCO Total Return Active Exchange-Traded Fund’s performance attribution during the first four months of its existence in 2012 and the valuation of 43 smaller-sized (“odd-lot”) positions of non-agency mortgage-backed securities using third-party vendor prices, as well as PIMCO’s compliance policies and procedures related to these matters. Under the terms of the settlement, PIMCO agreed to pay to the SEC $19.8 million, which includes a penalty, fee disgorgement, and interest. PIMCO has enhanced its pricing and disclosure policies to address the SEC’s findings and, as part of the settlement, retained an independent compliance consultant to review its policies regarding the valuation of smaller-sized positions.

Except as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 48213W408	Page 4 of 6 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On September 28, 2020, the Issuer completed a recapitalization transaction (the “Recapitalization”) pursuant to a plan of arrangement under Section 192 of the CBCA (the “Plan”). The Recapitalization included obligations of the PIMCO Entities to backstop an offering of new Common Shares available by way of subscription rights to the Issuer’s securityholders. Pursuant to the Recapitalization, the PIMCO Entities acquired 13,872,207 Common Shares for total consideration of approximately $38.0 million, consisting of Common Shares issued (i) in partial consideration for the direct or indirect exchange of senior unsecured debt of the Issuer held by the PIMCO Entities, (ii) pursuant to the exercise of the PIMCO Entities’ rights under subscription rights, (iii) pursuant to the PIMCO Entities’ backstop commitment, and (iv) pursuant to a private placement, in each case as set out in the Plan. The working capital of the PIMCO Entities was the source of funds for any cash outlay to finance the purchase of the Common Shares issued pursuant to the Recapitalization.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 is incorporated herein by reference.

The acquisition by PIMCO of the Issuer’s Common Shares was for investment purposes.

In connection with the closing of the Recapitalization, the PIMCO Entities entered into an investor rights agreement (the “Investor Rights Agreement”) with the Issuer, Sagard Credit Partners, LP (“SCP”) and Sagard Credit Partners (Cayman), LP (“SCPC” and, together with SCP, the “Sagard Entities”). Pursuant to the Investor Rights Agreement, the PIMCO Entities and Sagard Entities will be entitled to designate one individual for election or appointment to the Issuer’s board of directors or, whenever the PIMCO Entities and Sagard Entities collectively hold 20% or more of the Common Shares, the PIMCO Entities and Sagard Entities will be entitled to designate two individuals for election or appointment to the Issuer’s board of directors. The Investor Rights Agreement also provides the PIMCO Entities and the Sagard Entities with customary demand and “piggyback” registration rights. The PIMCO Entities may exercise any of their director designation rights and registration rights pursuant to the Investor Rights Agreement in their sole discretion; however, the PIMCO Entities have agreed to consult with the Sagard Entities prior to, in each case, designating a director to the Issuer’s board or exercising any registration rights under the Investor Rights Agreement.

Pursuant to the Recapitalization, the Issuer exchanged its existing senior unsecured term loan due September 12, 2023, and certain convertible bonds due December 31, 2020 for Common Shares as described in Item 3 above and a new term loan under a first amended and restated term loan agreement, dated as of September 28, 2020, by and among the Issuer, Computershare Trust Company of Canada as agent, and the PIMCO Entities, the Sagard Entities and the other persons from time to time party thereto as lenders (the “Loan Agreement”). The Loan Agreement provides for a new term loan in an aggregate principal amount of $205.9 million, which will be due March 2024 with initial interest to be paid-in-kind. In addition to their rights under the Investor Rights Agreement, the PIMCO Entities and Sagard Entities also have a separate right to nominate one director pursuant to the Loan Agreement.

The foregoing is a summary of certain material terms of: (i) the Investor Rights Agreement and (ii) the Loan Agreement. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

The Reporting Person may acquire additional Common Shares and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by it at any time. The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment.

Except as set forth herein, the Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional Common Shares, or other securities convertible into or exchangeable for Common Shares, or dispose of Common Shares from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

CUSIP No. 48213W408	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

The securities reported in this Schedule 13D are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser, as described in Item 2. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13D reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release.

(c) In connection with the Recapitalization, warrants to purchase an aggregate of 4,664,101 of the Issuer’s Common Shares were cancelled for the PIMCO Entities. The warrants had an exercise price of $8.5612 Canadian dollars per share. All were issued on September 12, 2018 and were exercisable for 5 years.

(d) Each of OC II and LVS III is the direct holder of the Issuer’s Common Shares and has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, greater than five percent of the outstanding Common Shares of the Issuer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 are incorporated herein by reference in their entirety.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Investor Rights Agreement, dated as of September 28, 2020, by and among the Issuer, the PIMCO Entities and the Sagard Entities (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 6-K, filed with the SEC on October 1, 2020).

Exhibit 99.2	First Amended and Restated Loan Agreement, dated as of September 28, 2020, by and among the Issuer, National Bank of Canada as administrative agent, and the PIMCO Entities, the Sagard Entities and the other persons from time to time party thereto as lenders (incorporated by reference to Exhibit 99.5 to the Issuer’s Current Report on Form 6-K, filed with the SEC on October 1, 2020).

CUSIP No. 48213W408	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2020

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Nagler
Name: Jason Nagler Title: Senior Vice President, Fund Reporting Manager

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States

Scott A. Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States

Greg Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Jerome Schneider	Managing Director – Executive Committee	United States

Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Stafford	Managing Director – Executive Committee, Head of PIMCO Asia-Pacific	United States

Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States

Eve Tournier	Managing Director – Executive Committee	France